SATIVA BUILDING SYSTEMS, LLC

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED

DECEMBER 31, 2020

PREPARED BY:

PROVERBS 15:22 LLC
TAX, ACCOUNTING & CONSULTING

Table of Contents

Independent Accountant's Review Report

To the Owners of Sativa Building Systems, LLC

Sativa Building Systems, LLC
Wittenberg, WI

We have reviewed the accompanying financial statements of Sativa Building Systems, LLC, which comprise the balance sheet as of December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to owners' financial data and making inquiries of company owners. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Owners' Responsibility for the Financial Statements
Owners are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Sativa Building Systems, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Zachary Martin

Zachary Martin, CPA
Representative of Proverbs 15:22 LLC
Weston, WI
May 10, 2021

SATIVA BUILDINGS SYSTEMS, LLC
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	**400.16**
TOTAL CURRENT ASSETS	$	**400.16**
TOTAL ASSETS	**$**	**400.16**

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	-
TOTAL CURRENT LIABILITIES	$	-
TOTAL LIABILITIES	**$**	**-**
SHAREHOLDERS' EQUITY		
Common stock, authorized 1,500,000 shares, 1,500,000 issued and outstanding, $0.00001 par value.	$	**15.00**
Preferred stock, authorized 150,000 shares, 5,500 issued and outstanding, $1 par value.	$	**5,500.00**
Additional paid-in capital	$	**4,652.98**
Retained Earnings	$	**(9,767.82)**
TOTAL SHAREHOLDERS' EQUITY	$	**400.16**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**400.16**

See independent accountant's review report and accompanying notes to financial statements.

SATIVA BUILDINGS SYSTEMS, LLC
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	**2,303.87**
TOTAL CURRENT ASSETS	$	**2,303.87**
TOTAL ASSETS	$	**2,303.87**

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	-
TOTAL CURRENT LIABILITIES	$	-
TOTAL LIABILITIES	$	-
SHAREHOLDERS' EQUITY		
Common stock, authorized 1,500,000 shares, 1,500,000 issued and outstanding, $0.00001 par value.	$	**15.00**
Preferred stock, authorized 150,000 shares, 5,500 issued and outstanding, $1 par value.	$	-
Additional paid-in capital	$	**4,652.98**
Retained Earnings	$	**(2,364.11)**
TOTAL SHAREHOLDERS' EQUITY	$	**2,303.87**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**2,303.87**

See independent accountant's review report and accompanying notes to financial statements.

SATIVA BUILDINGS SYSTEMS, LLC
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2020

REVENUES	**$**	**-**
COST OF GOODS SOLD	**$**	**-**
GROSS PROFIT	**$**	**-**
OPERATING EXPENSES		
Computer - Hosting Fees	**$**	**299.88**
Start up Expenses		
Patent Filing Expense	**$**	**4,256.00**
Prospectus Expense	**$**	**2,349.84**
Membership Enrollment Fees	**$**	**497.99**
Total Startup Expenses	**$**	**7,103.83**
TOTAL OPERATING EXPENSES	**$**	**7,403.71**
NET OPERATING LOSS	**$**	**(7,403.71)**

See independent accountant's review report and accompanying notes to financial statements.

SATIVA BUILDINGS SYSTEMS, LLC
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2019

REVENUES	**$**	**-**
COST OF GOODS SOLD	**$**	**-**
GROSS PROFIT	**$**	**-**
OPERATING EXPENSES		
Computer - Hardware	**$**	**295.00**
Computer - Software	**$**	**39.95**
Postage & Delivery	**$**	**19.83**
Start up Expenses		
Patent Filing Expense	**$**	**452.00**
Prototype Development Expense	**$**	**625.83**
Testing Expense	**$**	**931.50**
Total Startup Expenses	**$**	**2,009.33**
TOTAL OPERATING EXPENSES	**$**	**2,364.11**
NET OPERATING LOSS	**$**	**(2,364.11)**

See independent accountant's review report and accompanying notes to financial statements.

SATIVA BUILDINGS SYSTEMS, LLC
CONSOLIDATED STATMENT OF CASH FLOWS
DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITES	
Net loss	$ (7,403.71)
CASH USED FOR OPERATING ACTIVITIES	$ (7,403.71)
CASH FLOWS FROM INVESTING ACTIVITIES	$ -
CASH USED FOR FINANCING ACTIVITIES	$ -
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common and preferred stock	$ 5,500.00
CASH PROVIDED BY INVESTING ACTIVITIES	$ 5,500.00
NET INCREASE (DECREASE) IN CASH	$ (1,903.71)
CASH AT BEGINNING OF YEAR	$ 2,303.87
CASH AT END OF YEAR	$ 400.16

See independent accountant's review report and accompanying notes to financial statements.

SATIVA BUILDINGS SYSTEMS, LLC
CONSOLIDATED STATMENT OF CASH FLOWS
DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITES		
Net loss	$	(2,364.11)
CASH USED FOR OPERATING ACTIVITIES	$	(2,364.11)
CASH FLOWS FROM INVESTING ACTIVITIES	$	-
CASH USED FOR FINANCING ACTIVITIES	$	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common and preferred stock	$	-
CASH PROVIDED BY INVESTING ACTIVITIES	$	-
NET INCREASE (DECREASE) IN CASH	$	(2,364.11)
CASH AT BEGINNING OF YEAR	$	4,667.98
CASH AT END OF YEAR	$	2,303.87

See independent accountant's review report and accompanying notes to financial statements.

SATIVA BUILDINGS SYSTEMS, LLC
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2020

	Common Stock		Preferred Stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
BEGINNING BALANCE, JANUARY 1, 2020							
	1,500,000	$ 15	-	$ -	$ 4,653	$ (2,364)	$ 2,304
Contributions	-		5,500	$ 5,500	$ -		$ 5,500
Net Income	$ -		-		$ -	$ (7,404)	$ (7,404)
ENDING BALANCE, DECEMBER 31, 2020							
	1,500,000	**$ 15**	**5,500**	**$ 5,500**	**$ 4,653**	**$ (9,768)**	**$ 400**

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statements only include information from January 1, 2019 through December 31, 2020.

Sativa Building Systems, LLC was organized in the State of Wisconsin on November 29, 2018.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of Sativa Building Systems, LLC (collectively, the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. As of December 31, 2020, the Company has no recorded accounts receivable.

Inventory

As of December 31, 2020, the Company has no recorded inventory.

Property and Equipment

As of December 31, 2020, the Company has no recorded property and equipment.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Equity

Common Stock

Under the articles of organization, the total number of common shares of stock that the Corporation shall have authority to issue is one million five hundred thousand (1,500,000), consisting of one million five hundred thousand (1,500,000) shares of Class A Common Stock, $0.00001 par value per share. As of December 31, 2020, all common shares have been issued and are outstanding.

Preferred Stock

Also, under the articles of organization, the total number of preferred shares of stock that the Corporation shall have authority to issue is one hundred fifty thousand (150,000) shares of Preferred Stock, $1.00 par value per share. As of December 31, 2020, five thousand five hundred (5,500) shares have been authorized, are issued and are outstanding.